Filed pursuant to Rule 424(b)(5)
Registration No. 333-133903

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 9, 2006.

Prospectus Supplement to Prospectus dated May 8, 2006.

8,198,000 Shares

Common Stock

Redback Networks Inc. is offering 3,500,000 of the shares to be sold in this offering. The selling stockholders identified in this prospectus supplement are offering an additional 4,698,000 shares. Redback Networks Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “RBAK.” The last reported sale price of our common stock on May 8, 2006, was $21.13 per share.

See “ Risk Factors” beginning on page S-10 of this prospectus supplement to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Redback Networks Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 8,198,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,229,700 shares from Redback Networks Inc. and Quattro Global Capital, LLC, of which 614,850 shares will come from Redback Networks Inc. and 614,850 shares will come from Quattro Global Capital, LLC, at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on May     , 2006.

Goldman, Sachs & Co.	UBS Investment Bank

Cowen and Company	Thomas Weisel Partners LLC

Merriman Curhan Ford & Co.

Prospectus Supplement dated May    , 2006.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and prospectus is current only as their respective dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information contained in this prospectus supplement.

Unless the context otherwise requires, all references in this prospectus supplement to “Redback,” “the company,” “we,” “us,” “our,” or similar words are to Redback Networks Inc. and its consolidated subsidiaries. All references to “Quattro” in this prospectus supplement refer to Quattro Global Capital, LLC, which is the investment advisor to Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd., or the Alta Funds. Quattro may direct the vote and disposition, and is deemed to have beneficial ownership, of all shares of our common stock held by the Alta Funds. All references to the “TCV Funds” in this prospectus supplement refer to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus provided in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus provided in connection with this offering. Neither we nor the underwriters are making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any free writing prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated into this prospectus supplement and the accompanying prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus supplement and the accompanying prospectus, including statements regarding our future financial position, business strategy, and plans and objectives of management for future operations. When we use the words, “anticipate,” “assume,” “estimate,” “project,” “intend,” “expect,” “plan,” “believe,” “should,” “likely” and similar expressions, we are making forward-looking statements.

In addition, forward-looking statements in this prospectus supplement, including the documents incorporated into this prospectus supplement by reference, include, but are not limited to, statements about our beliefs, assumptions, estimates or plans regarding the following topics: our product and marketing strategy; our expectation of continued growth in total net revenue; our expectation that we will continue to generate positive cash flow in the near term; our expectation that our SmartEdge product line will continue to represent the majority of our revenue in the future; our expectation that our customers will discontinue use of our SMS products in favor of our SmartEdge products; predictions regarding the expected growth of the digital subscriber line, or DSL, market and the market for our SmartEdge line of products; our expected gross margins; our belief that cash and cash equivalents will be sufficient to fund our operations in the future; our future research and development and selling, general and administrative expenses; interest income and the cash requirement for interest expenses relating to our credit facilities; our estimated future capital expenditures; our expectations regarding future amortization of our intangible assets; and our expectation regarding the outcome of pending litigation.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus supplement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you should consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, or SEC. See “Where You Can Find Additional Information” in the accompanying prospectus. We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock in our periodic reports and in other documents that we subsequently file with the SEC, and which we describe in this prospectus supplement. See “Risk Factors” beginning on page S-10 of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page S-10 of this prospectus supplement.

Company and Industry Overview

Redback is a leading provider of advanced communications networking equipment. Our products enable service providers to build next-generation Internet Protocol (IP)-based broadband networks that can deliver high-speed access as well as voice, video and data (Triple Play) services, to consumers and businesses. IP-based services such as IPTV, Video on Demand (VOD), and Voice over IP (VoIP), can increase the average revenue per subscriber and lower network capital and operating costs, and therefore are among service providers’ highest priorities. We maintain a growing and global base of more than 500 active customers, including many of the world’s largest communications service providers such as AT&T, BellSouth, Belgacom, China Netcom, Chunghwa Telecom, Korea Telecom and Verizon Communications. We sell our products through a direct sales force, resellers and distributors.

Our products consist of the SmartEdge, SMS, and NetOp product families, which are designed to enable our customers to build an intelligent, subscriber-aware, broadband infrastructure, creating a robust environment for adding and managing differentiated IP services, on a user-by-user basis.

Our SmartEdge family of products combines highly scalable, carrier-class edge routing, Ethernet aggregation, and advanced subscriber management. Our SmartEdge Operating System (SEOS) provides software capabilities that allow our products to aggregate and manage broadband subscriber connections and enable advanced communications service delivery. Our modular software architecture is designed to heighten reliability and enable binding of any user connection to any service, further simplifying service provisioning.

We believe our market is large and growing. According to Yankee Group, the IP/multiprotocol label switching (MPLS) edge router infrastructure market exceeded $2.9 billion in 2005 and is expected to reach $4.8 billion in 2008. Our market opportunity is driven by the dynamic growth in broadband subscribers and bandwidth usage and the increasing range of communications services offered over IP networks. The market for our SmartEdge products is characterized by an upgrade cycle of network expansion, replacing existing edge routers with denser next-generation products that have richer software functionality, higher interface speeds, and increased scalability. We believe this is driven by our customers’ need to evolve their networks from being purpose-built for one service such as voice or data to more intelligent, personalized broadband networks that deliver multiple services on a single network based on individual user service preferences.

We believe that our solutions provide the following benefits to our wireline communications service provider customers:

•	reliability, so that the underlying service delivery infrastructure is available to the customer;

•	scalability, enabling the service provider to serve more customers with less infrastructure;

•	flexibility, so that the equipment has a longer life and can be adapted to offer new services;

•	user awareness, to identify, authenticate, and bill the individual user; and

•	service addition capability, so users may have access to various IP services.

Company Strengths

We provide solutions built specifically for edge routing and broadband services delivery. Our products enable wireline communications service providers to connect, manage, and deliver next-generation IP services for a large number of subscribers using a range of broadband access technologies. We believe our key competitive differentiators include:

•	Next-generation Product Architecture with Leading Software Capabilities. We provide a next-generation product architecture that is built specifically to enable delivery of Triple Play services, unlike most alternative solutions that were built for data applications prior to the emergence of IP voice and video services. Our SEOS enables easier product evolution as additional software modules can be independently developed, tested and installed to satisfy demand for new services.

•	Efficient Service Delivery and Scalability. Our products allow broadband service providers to quickly deploy high-speed access so that they can offer revenue-generating services to their customers using existing access, accounting and management control systems. Our products are also scalable to support significant increases in services, subscribers and network sessions.

•	Established Relationships with Leading Global Wireline Communications Service Provider Customers and Distributors. We have long-standing relationships with 11 of the 20 leading global wireline communications service providers such as AT&T, BellSouth, Belgacom, China Netcom, Chunghwa Telecom, Korea Telecom and Verizon Communications. We have also established strong relationships with several providers of communications infrastructure that distribute our products.

•	Research and Development Capabilities. We have invested over $400 million in research and development programs over the past five years to develop our core technology, which includes our SmartEdge product family, proprietary SEOS software and application-specific integrated circuit (ASIC) designs.

•	Experienced and Proven Management Team. Our executive management team has extensive experience in the communications networking industry, and a vision for executing our growth initiatives.

Business Strategy

Our objective is to be a leading provider of innovative broadband infrastructure that enables wireline communications service providers rapidly to deploy high-speed access to the Internet and corporate networks as well as to deliver advanced IP services that generate incremental revenue from their networks. Key elements of our strategy include the following:

•	Enable Triple Play Services. We will continue to work directly with our customers to develop features and functionality that further enhance their ability to deliver new Triple Play services. We believe this approach will increase the value we offer in both new and existing installations.

•	Deliver Broad Product Families. We have expanded our SmartEdge product family to address our customers’ capacity and functionality requirements of different market segments. We will continue to invest in expanding our product portfolio to address other network needs and to add additional functionality to our SmartEdge family of products.

•	Leverage Leading Proprietary Technologies. We believe our proprietary SEOS software and custom-designed ASICs give us a competitive advantage in the marketplace. We intend to continue to enhance our SEOS software capabilities in the areas of bandwidth management, security, wholesale subscriber accounting and billing, and policy management capabilities as well as our ASIC designs for heightened SmartEdge performance and throughput.

•	Expand Global Distribution and Strengthen Relationships with Distributors. We currently pursue a direct and indirect sales strategy to penetrate broadband service provider organizations, focusing primarily on large wireline communications service providers. We target smaller wireline communications service providers through resellers. We intend to enhance and expand our distribution capability in Europe and the Asia-Pacific region, and our relationships with system integrators.

•	Expand Beyond our Traditional Wireline Communications Markets. We plan to continue investing in our technology, sales and marketing efforts in order to expand further into additional markets such as wireless communications.

Recent Developments

On May 9, 2006, Quattro and the TCV Funds entered into an agreement for the sale of 1,927,500 shares of our common stock held by Quattro to the TCV Funds at a price of $21.75 per share. Consummation of the sale of these shares is subject to customary closing conditions. Upon satisfaction of the conditions to closing, Quattro will complete the sale of these shares to the TCV Funds.

John Drew, who is a member of Technology Crossover Management IV, L.L.C., the general partner of the TCV Funds, is a member of our board of directors. Without giving effect to the acquisition of the 1,927,500 shares from Quattro contemplated by the prospectus supplement we filed with the SEC on May 9, 2006 and without giving effect to any shares the TCV Funds may acquire in the offering contemplated by this prospectus supplement, the TCV Funds beneficially own approximately 14.02% of our capital stock (including shares issuable upon the exercise or conversion of outstanding securities exercisable or convertible within 60 days). The TCV Funds may also purchase additional shares of our common stock in the offering contemplated by this prospectus supplement.

In connection with the proposed sale of shares by Quattro to the TCV Funds and the potential acquisition of shares by the TCV Funds in the offering contemplated by this prospectus supplement, we amended our stockholder rights plan to allow the TCV Funds and affiliated or associated entities to acquire additional shares of our common stock until they achieve beneficial ownership of more than 19.9% of our common stock. As a result, our stockholder rights plan will not apply to the acquisition by the TCV Funds of the 1,927,500 shares to be acquired from Quattro, nor will it apply to any shares that they may acquire in this offering or otherwise until they become the beneficial owners of more than 19.9% of our common stock.

Corporate Information

We were incorporated in Delaware in 1996. Our principal executive offices are located at 300 Holger Way, San Jose, California 95134, and our telephone number is (408) 750-5000. Our web address is www.redback.com. The information on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

Redback Networks, the Redback Networks logo, SmartEdge, SMS and NetOp are trademarks of Redback Networks in the United States and other countries. All other trademarks, trade names or service market appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Redback Networks Inc.	3,500,000 shares

Common stock offered by the selling stockholders	4,698,000 shares

Common stock to be outstanding after this offering (1)	60,724,164 shares

Use of proceeds

We estimate that our net proceeds from this offering, based upon an assumed public offering price of $21.13 per share, will be $69.7 million, or $82.1 million if the underwriters exercise their over-allotment option in full. We will not receive any of the proceeds from the sale of the shares of our common stock being offered by the selling stockholders.

We intend to use the net proceeds received by us from this offering for general corporate purposes, including working capital and capital expenditures, and possible acquisitions of complementary products, technologies or other assets. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq symbol	“RBAK”

(1)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at March 31, 2006, and excludes:

•	10,866,000 shares of common stock issuable upon the exercise of options outstanding at March 31, 2006, at a weighted average exercise price of $6.66 per share;

•	1,431,000 shares of common stock available for future issuance under our stock incentive plan at March 31, 2006;

•	4,162,881 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006, at an exercise price of $5.00 per share;

•	3,437,655 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006, at an exercise price of $9.50 per share;

•	6,517,490 shares of common stock issuable upon the conversion of shares of Series B convertible preferred stock outstanding at March 31, 2006, and any additional shares of common stock that we may issue in satisfaction of accrued dividends payable in connection with such conversion; and

•	614,850 shares that may be sold by us if the underwriters exercise their over-allotment option in full.

Our Series B convertible preferred stock is convertible into our common stock at any time at the option of the holders thereof. Our Series B convertible preferred stock will automatically convert into shares of our common stock (1) upon the approval of the holders of a majority of the outstanding shares of our Series B convertible preferred stock, or (2) if after one year from the date of issuance of our Series B convertible preferred stock, our common stock has a closing price greater than or equal to $13.81, subject to certain adjustments, for

90 consecutive trading days. As of the close of business on May 1, 2006, the trading price of our common stock had exceeded $13.81 for 66 consecutive trading days. Additionally, the holders of our Series B convertible preferred stock are entitled to receive a 2% semi-annual cumulative dividend payable, at the option of our board of directors, in cash or, subject to certain conditions, in shares of our Series B convertible preferred stock. Upon any voluntary or automatic conversion of any shares of our Series B convertible preferred stock, the holders of those shares will be entitled to receive a payment either in cash or common stock in satisfaction of all accrued and unpaid dividends. Based on our stock price and the amount of accrued and unpaid dividends as of May 1, 2006, we would be required to issue an aggregate of approximately 65,000 shares of our common stock if we chose to satisfy this obligation through payment in the form of shares of our common stock, which we currently intend to do. Assuming the trading price of our common stock remains greater than or equal to $13.81 between now and June 5, 2006, all outstanding shares of our Series B convertible preferred stock will convert to shares of our common stock at a one-for-ten ratio on such date.

Unless otherwise indicated herein, all information in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option that we and Quattro have granted to them to purchase additional shares in this offering, as described in the “Underwriting” section of this prospectus supplement.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our annual report on Form 10-K for the year ended December 31, 2005 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2006, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The results of operations after January 2, 2004 are not comparable to the results of operations prior to January 2, 2004 due to our adoption of fresh-start reporting upon our emergence from bankruptcy. Such differences in the results of operations relate primarily to depreciation of property, plant and equipment, amortization of other intangible assets, interest expense and reorganization expenses. The differences in our balance sheets relate primarily to property, plant and equipment, intangible and other assets, goodwill, lease related restructuring accruals, and the conversion of our convertible notes to common stock. Certain amounts, such as net revenue and certain expenses were not affected by our adoption of fresh-start accounting and, accordingly, we believe them to be comparable. The references below to “Predecessor” refer to Redback prior to our emergence from bankruptcy.

	Year Ended December 31,			Quarter Ended March 31,
	Successor		Predecessor	Successor
	2005	2004 (1)	2003	2006	2005
	(in thousands, except per share amounts)
Statement of Operations Data:
Product revenue	$128,403	$91,927	$80,351	$50,899	$28,336
Related party product revenue	—	—	5,409	—	—
Service revenue	24,857	23,642	21,723	6,960	5,956

Total revenue	153,260	115,569	107,483	57,859	34,292

Product cost of revenue	52,503	41,631	38,270	20,388	11,623
Service cost of revenue	9,280	8,689	12,223	2,219	2,022
Amortization	10,893	10,911	3,762	2,707	2,722

Total cost of revenue (2)	72,676	61,231	54,255	25,313	16,367

Gross profit (loss)	80,584	54,338	53,228	32,546	17,925

Operating expenses:
Research and development (2)	59,183	56,606	66,212	17,133	14,323
Selling, general and administrative (2)	45,350	51,721	48,083	17,764	10,580
Change in estimate of pre-bankruptcy liabilities	(3,668)	—	—	—	—
Restructuring charges	—	—	23,494	—	—
Reorganization items	—	1,553	—	—	—
Amortization of goodwill and intangible assets	—	—	166	—	—

Total operating expenses	100,865	109,880	137,955	34,897	24,903

Loss from operations	(20,281)	(55,542)	(84,727)	(2,351)	(6,978)

Other income (expense), net:
Interest and other income (expense), net	(226)	5,146	1,104	1,053	165
Interest expense	(6)	(55)	(17,653)	—	—
Release of restructuring liability upon termination of leases	—	71,164	—	—	—
Fresh-start adjustments	—	(218,691)	—	—	—
Induced conversion charge	—	(335,809)	—	—	—

Total other income (expense), net	(232)	(478,245)	(16,549)	1,053	165

	Year Ended December 31,			Quarter Ended March 31,
	Successor		Predecessor	Successor
	2005	2004 (1)	2003	2006	2005
	(in thousands, except per share amounts)
Loss before reorganization items	(20,513)	(533,787)	(101,276)	(1,298)	(6,813)
Reorganization items	—	(1,539)	(17,573)	—	—

Loss before provision of income taxes	(20,513)	(535,326)	(118,849)	(1,298)	(6,813)
Provision for income taxes	848	408	—	1,135	84

Loss before deemed dividend and accretion on redeemable convertible preferred stock	(21,361)	(535,734)	(118,849)	(2,433)	(6,897)

Deemed dividend and accretion on redeemable convertible preferred stock	(615)	(17,265)	—	(156)	(153)

Net loss	$(21,976)	$(552,999)	$(118,849)	$(2,589)	$(7,050)

Net loss per basic and diluted share	$(0.40)	$(1.30)	$(0.65)	$(0.05)	$(0.13)

Shares used in computing net loss per share (3)	54,471	52,269	181,610	56,506	53,469

Ratio of earnings to fixed charges:
Ratio of earnings to fixed charges (4)	—	—	—	—	—
Amount of deficiency	$(20,513)	$(535,326)	$(118,849)	$(2,589)	$(7,050)

(1)	Financial data for the year ended December 31, 2004 includes the impact of the Predecessor.
(2)	Effective January 1, 2006, we adopted FAS 123R, “Share-Based Payments,” using the modified prospective transition method. In prior periods, we recognized stock compensation expense under APB 25. Amounts of stock-based compensation are as follows:

Cost of revenue	$344	$1,390	$—	$287	$89
Research and development	846	8,130	471	1,233	235
Selling, general and administrative	2,417	10,296	478	1,550	708

Total	$3,607	$19,816	$949	$3,070	$1,032

(3)	As provided in our prepackaged plan of reorganization filed in November 2003 under Chapter 11 of Title 11 of the United States Code, or the Plan of Reorganization, our common stock and outstanding stock options were subject to an approximate 73-for-1 reverse stock split that occurred immediately after we emerged from bankruptcy. Options held by employees as of January 2, 2004 that were (i) below market (as defined in the Plan of Reorganization), were cancelled in connection with our emergence from bankruptcy or (ii) above market (as defined in the Plan of Reorganization), were cancelled ten days after our emergence from bankruptcy if the holders did not exercise them.
(4)	The pre-tax losses for the years ended December 31, 2005, 2004 and 2003 were not sufficient to cover fixed charges by a total of approximately $20.5 million, $535.3 million, and $118.8 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.

	December 31,			March 31,
	Successor		Predecessor	Successor
	2005	2004	2003	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments, including restricted cash and investments	$43,764	$42,558	$21,474	$58,628
Working capital (deficit)	35,526	25,314	(2,363)	45,380
Total assets	316,014	307,435	509,592	328,162
Liabilities subject to compromise	—	—	564,336	—
Accumulated deficit	(90,100)	(68,124)	(5,453,640)	(92,689)
Total stockholders’ equity (deficit)	197,419	203,793	(104,106)	201,465

RISK FACTORS

You should carefully consider the risks described below before deciding whether to purchase shares of our common stock in this offering. You should also refer to the other information contained in the accompanying prospectus, including the financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 and included in our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are both incorporated by reference in the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties of which we are currently unaware or that we currently deem immaterial also may impair our business operations. If any of these risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We operate our business based on assumptions concerning our realization of a certain level of revenue and the control of our costs, which are difficult to predict and we cannot assure you that our goals are achievable.

Our business is subject to uncertainty because of limited visibility into our customers’ future buying patterns and difficulty predicting the amount and timing of our revenue. We believe the majority of our revenue in the future will come from our SmartEdge product line. The sales cycle is difficult to predict with respect to our SmartEdge products due to our customers’ and potential customers’ needs to fully evaluate these products and compare them to competitive products. We expect our SMS product line revenue to continue to decline as more customers are considering, or are moving to, next generation DSL networks. Our ability to predict our future revenue will be dependent on customer acceptance of our SmartEdge product line and on the timing of securing purchasing commitments from customers. For our customers, such timing is driven, among other factors, by availability of budget spending and timing of network deployment plans to promote the growth of regional, national and international networks that support major broadband access technologies and IP-based networks to deliver Triple Play services.

We have a limited view of the timing of any revenue realization from our existing backlog of orders. There is a risk that backlog may not convert to revenue or that conversion could be delayed, which could result in less predictability in the sales cycle and therefore lower revenue than planned. In addition, we may incur significant additional costs prior to obtaining the related revenue during the lead-time to manufacture our products. Additionally, investment costs may significantly increase during the development of new products.

The markets that we sell into are becoming increasingly competitive and as a result, fluctuations may occur in the prices obtained for our products, which then may have a significant impact on our gross margins. In addition, many of our customers’ sales decisions are not made until the final weeks or days of the calendar quarter, which leads to greater uncertainty for us in predicting the timing and amount of our revenue. Customers often view the purchase of our products as a significant and strategic decision, and this causes purchases of our products to become more susceptible to extensive testing and internal review and approval cycles by our customers, the length and outcome of which is difficult to predict. This is particularly true for larger customers, which represent a significant percentage of our sales. These customers are often engaged in multiple simultaneous purchasing decisions, some of which may pertain to more immediate needs and absorb the immediate attention of our customers. Our customers’ current capital constraints also make it difficult for them to commit in advance to buy our products in any given quarter or throughout the year. Furthermore, our customers are increasingly demanding complex contract terms, including commitments to deliver future features. These contracts can impact the timing of our ability to recognize revenue. If sales from a specific customer for a particular quarter are not realized in that quarter or at all, or if we cannot recognize revenue in a quarter, our business, results of operations and financial condition could suffer.

Our quarterly results of operations are inherently unpredictable and could continue to fluctuate significantly, which may result in volatility in the price of our common stock.

Our quarterly revenue and results of operations may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Factors that may affect our quarterly results include long sales and implementation cycles, competitive pricing pressures and our ability to control our expenses. Our quarterly results are also affected by our assumptions about our overall cost structure, which could prove unreliable. For example, if our current pricing arrangement with our single contract manufacturer is not renewed beyond its current term, or is renegotiated on terms less favorable to us, our results of operations and financial condition could be materially harmed. The majority of our expenses are essentially fixed in the short term. As a result, if we experience delays in generating or recognizing revenue, our quarterly results of operations will likely decrease. Therefore, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our results of operations may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decline.

A limited number of customers account for a disproportionate amount of our revenue, and the loss of any of these key customers would likely reduce our revenue significantly and have a negative impact on our cash position.

A substantial portion of our revenue depends on sales to a limited number of customers. Our customers include both direct purchasers and resellers. In 2005, revenue from product purchases by BellSouth, AT&T (formerly SBC Communications) and Alcatel accounted for approximately 14%, 13% and 12% of our total revenue, respectively, and in 2004, revenue from product purchases by AT&T accounted for approximately 18% of our total net revenue. We do not have contracts or other agreements that guarantee continued sales to these or any other customers, which means that any of our customers, including our key customers, may therefore cease purchasing products from us at any time for any or no reason. The loss of any of our key customers would have a negative impact on our cash flow from operations and significantly reduce our total net revenue.

In addition, the current consolidation in the communications infrastructure sector, such as the recent proposed merger of BellSouth and AT&T, the merger of Neuf Telecom and Cegetel in the European market, SBC’s acquisition of AT&T, and Verizon Communications’s acquisition of MCI, presents risks to us by further reducing the number of available customers and potentially causing delays or changes in orders and customers’ expected buying patterns. In the case of mergers, customers may purchase more or less product than expected or on different schedules than expected, depending on a variety of factors including the nature of the entities involved in the transaction, their strategic plans, their chosen architecture and the planned pace of deployment of such architecture. We expect the industry trend of consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. As a result, we expect that our customer concentration will further increase. This could lead to more variability in our results of operations and could adversely affect our business, results of operations and financial condition.

Furthermore, the consolidation in the communications infrastructure sector, such as the recently announced proposed merger of Lucent Technologies and Alcatel, may reduce the number of companies that can resell our products. This presents risks to us by forcing us to take on more responsibility regarding the installation, service and support of our products. This could adversely affect our margins. In addition, the consolidation of resellers may affect their buying patterns and may prevent us from having access to certain end user accounts. This could further adversely affect our business, results of operations and financial condition.

To achieve market acceptance of our products, we must anticipate and meet our customer requirements and general market demands, or our business and results of operations will suffer.

To achieve market acceptance of our products, we must anticipate and adapt to customer requirements and offer products and services that meet customer demands. Due to the complexity of our products and the complexity, diversity, and changing nature of our customer needs, many of our customers require product features and capabilities that our products may not have. The majority of demand for our products relates to our newer SmartEdge product line. We continue to invest in research and development to add features and develop new products to meet customer demand for our SmartEdge product line; however, we are constrained by limited resources and may be unable to deliver product or product features to meet such demand in a timely manner or at all. If we are unable to deliver these product features, it could adversely impact our revenue and results of operations. If we fail to anticipate general market demands and requirements, our failure could substantially decrease market acceptance and sales of our present and future products, which would significantly harm our business and financial results. Even if we are able to anticipate and respond to market demands and requirements, we cannot assure you that our products or enhancements will achieve widespread market acceptance.

If we experience difficulties in developing and delivering new products, our business and results of operations will suffer.

We intend to continue to invest in product and technology development, primarily in our SmartEdge product line. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction and sale of new products and enhancements. We may also experience the loss of key development personnel that could impair our ability to develop and introduce new or enhanced products. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns, to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand, and to limit the creation of excess inventory that may impact our financial results. Our inability to effectively manage the transition to newer products or accurately predict market and economic conditions in the future may cause us to incur additional charges of excess and obsolete inventory. If any of the foregoing occurs, our business, results of operations and financial condition could suffer.

Our business will suffer if we do not successfully increase sales of our SmartEdge products.

The growth of our business is dependent on increasing sales of our SmartEdge products. Our product line expanded when we began shipping our first SmartEdge products during the fourth quarter of 2001. In the second quarter of 2003, we introduced the SmartEdge 400 router and the Service Gateway software for all SmartEdge platforms. In the second quarter of 2005, we launched the Ethernet Aggregation application in the SmartEdge platform. During 2004, the revenue from SmartEdge products grew by 229% compared with revenue from SmartEdge products in 2003, but the revenue from SMS products in 2004 decreased 36% compared to 2003. During 2005, the revenue from SmartEdge products grew by 105% compared with revenue from SmartEdge products in the same period in 2004, but the revenue from SMS products in 2005 decreased 22% compared to the same period in 2004. In the first quarter of 2006, the revenue from SmartEdge products grew by 117% compared with revenue from SmartEdge products in the first quarter of 2005. If sales of our SmartEdge products do not meet our revenue targets, our business, results of operations and financial condition will suffer.

If we fail to match production with product demand, we may need to incur additional costs and liabilities or we may lose customers to our competitors and our business may be harmed.

We currently use a rolling forecast based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we underestimate our requirements, the contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. If we overestimate our requirements or there are changes in the mix of products that our customers order, the contract manufacturer may have excess inventory, which would increase our storage or obsolescence costs. For example, we incurred write-downs of excess and obsolete inventory and related claims of $1.0 million and $1.4 million in 2005 and 2004, respectively. The 2005 and 2004 excess and obsolete inventory charges resulted from reductions in forecasted revenue due to then-current market conditions. We are under increased pressure to acquire inventory ahead of the placement of the product order because of the nature of our sales process. Furthermore, we are under increased pressure to order components with increased lead times and, in many cases, under non-cancelable, non-returnable terms. This is due to the need to order end of life components to continue to support our older SMS product line as well as increased industry demand for new components. As of March 31, 2006, we had $30 million in purchase commitments with contract manufacturers and suppliers. As a result, we may have larger write-downs of excess and obsolete inventory in the future.

We are dependent on sole source and limited source suppliers for several key components, and any interruptions or delay of supply could adversely affect our sales and business prospects.

We currently purchase several key components used in our products from single or limited sources of supply. Specifically, we rely on a limited number of foundries for a number of our processors and memory components including our ASICs. We have no guaranteed supply arrangement with these suppliers, and we, or our third-party contract manufacturer, may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability of these components to us. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would adversely affect our sales and business prospects. In addition, locating and contracting with additional qualified suppliers is time-consuming and expensive. Our inability to obtain sufficient quantities of components from our suppliers in a timely manner could negatively impact our ability to generate revenue from existing products and delay or prevent introduction of new technologies. In addition, the development, licensing or acquisition of new products in the future may increase the complexity of our supply chain management. Our failure to effectively manage our supply of key components and products would adversely affect our business.

We currently depend on a single contract manufacturer, Jabil Circuit Inc., with whom we do not have a long-term supply contract, and the loss of any manufacturing capacity could harm our business.

We depend on a single third-party contract manufacturer, Jabil Circuit Inc., to manufacture our products. We do not have a long-term contract with Jabil Circuit, which currently performs all of our production, including final assembly and testing, at a single facility. If we fail to effectively manage our relationship with Jabil Circuit or if they experience delays, disruptions or quality control problems in manufacturing operations, our ability to ship products to our customers would be delayed. If Jabil Circuit were to cease doing business with us, our ability to deliver products to our customers could be adversely affected. The loss of any of Jabil Circuit’s manufacturing capacity could prevent us from meeting our scheduled product deliveries to our customers.

Our products are highly technical, and any undetected software or hardware errors in our products could adversely affect our business.

Our products are highly technical and complex, are critical to the operation of many networks, and may protect valuable information. Due to the complexity of both our products and our customers’ environments, we may not detect product defects until full deployment in our customers’ networks. This may be particularly true of our relatively newer products, including those in our SmartEdge product line. Our products will be required to interoperate with many or all of the products within these networks as well as future products in order to meet our customers’ requirements. Due to the intricate nature of our products, it is possible that our current and future products may not interoperate with our customers’ networks. This possibility is enhanced by the fact that our customers typically use our products in conjunction with products from other vendors.

Whether or not we provide warranty coverage for a product, we may be required to dedicate significant technical resources to resolve any defects. Therefore, costs associated with defects under warranty may be higher than warranty costs. If we encounter significant product problems, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenue, and damage to our reputation. In addition, we could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention. In addition, if our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Our gross margin may continue to fluctuate over time, which could harm our results of operations.

Our gross margin may continue to fluctuate and be hard to predict in the future due to, among other things, increasing pressure to reduce our current price levels in more competitive markets, particularly in Asia and Europe; our ability to reduce product costs; our ability to control inventory costs and other reserves; the introduction of new products which may initially have lower margins; the support and maintenance of our aging SMS product line; our ability to control and absorb fixed costs; and our ability to sell multiple applications. If our gross margin declined as a result of one or more of these factors, our results of operations, financial condition and cash flows could suffer.

We have incurred losses in the past and we may incur losses in the future.

We incurred net losses of approximately $2.6 million, $22.0 million and $68.1 million during the quarter ended March 31, 2006 and the years ended December 31, 2005 and December 31, 2004, respectively. We cannot assure you that we will not continue to incur additional net losses in the future. To date, we have funded our operations primarily from internal cash flow along with private and public sales of debt and equity securities. As of March 31, 2006, we had cash and cash equivalents of $58.6 million.

On November 3, 2003, we filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code. We emerged from bankruptcy on the effective date of the Plan of Reorganization, January 2, 2004. After our emergence from bankruptcy, we continued to incur losses. Although we believe that our future operating cash flows will be sufficient to finance our operating requirements for the next 12 months, our limited availability of funds restricts our ability to expand or significantly increase our re-investment in our business and makes us more vulnerable to industry downturns. This may also place us at a competitive disadvantage. In addition, if we do not meet our operating goals, it is possible that we may need to raise additional capital, even beyond the proposed offering, to achieve our business objectives. We cannot assure you that such additional capital would be available on acceptable terms, or at all.

A number of our customers are evaluating our SmartEdge products, which may lead them to an extended evaluation period or a decision to use a competitor’s products, which could harm our business.

Many of our customers are in the process of evaluating our SmartEdge platform and new software releases for use in their next-generation networks. These evaluations are often lengthy and may cause delays in purchasing decisions. There is no guarantee that customers will select our products at all. We may expend significant costs and resources during the evaluation process. Due to the competitive nature of these evaluations, we may be forced to provide significant price concessions or commit to onerous contract terms to win the business, and this may negatively impact our revenue and cost structure.

Intense competition in our industry could result in the loss of customers, an inability to attract new customers and downward pricing pressure on our products and services.

Competition is intense in the markets that we serve. Our SmartEdge platform competes in a market characterized by new geographic builds and an upgrade cycle of swapping existing edge routers for denser next-generation routers with higher interface speeds and richer software functionality. Industry analysts expect this transition to occur over the next four years. We expect our competitors to continue improving their existing products and to introduce new competitive products. Additional competition exists from companies in emerging nations, such as China, and existing competitors who make multi-service edge devices, or are adding subscriber management features to their existing routers, as well as startup companies that are developing next-generation technologies. Our primary competitors are Alcatel, Cisco Systems, Huawei Technologies and Juniper Networks. Other competitors include companies in the networking and telecommunications equipment markets, including: Avici Systems, Ciena, ECI Telecom, Enterasys Networks, Extreme Networks, F5 Networks, Foundry Networks, Fujitsu, Lucent Technologies, Nortel Networks, Siemens and Sycamore Networks, among others.

Competitive pressures may result in price reductions, reduced profit margins and lost market share, which would adversely affect our business, results of operations and financial condition. In addition, most of our competitors are larger public companies that have greater name recognition, broader product offerings, more extensive customer bases, more established customer support and professional services organizations, and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products, and they can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. Our competitors with large market capitalization or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. In addition, current and emerging competitors in foreign markets such as China are able to take advantage of reduced costs in those locations to adopt aggressive pricing. As a result of the foregoing, we may be unable to maintain a competitive position against our competitors.

Recent rulemaking by the Financial Accounting Standards Board, or FASB, will require us to expense equity compensation given to our employees, will significantly impact our results of operations and may reduce our ability to effectively utilize equity compensation to attract and retain employees.

We adopted SFAS 123(R) in the first quarter of 2006. SFAS 123(R) requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. SFAS 123R will result in a material impact on our results of operations and net income per share, as we will be required to expense the fair value of all share-based payments. For the quarter ended March 31, 2006, we recognized $3.1 million of stock-based compensation expense pursuant to SFAS 123(R). We historically have used stock options as a significant component of our employee compensation program in order to align employees’ interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. The SFAS 123(R) expense calculation depends largely on numerous factors including, without limitation, volatility, option term, vesting, forfeiture and interest rate and on the trading price of our common stock at the time of grant. We cannot predict the effect that this adverse impact on our reported results of operations will have on the trading price of our common stock. This also may require us to reduce the availability and amount of equity incentives provided to employees, which may make it more difficult for us to attract, retain and motivate key personnel.

Our internal control over financial reporting could be adversely affected as a result of changes in our business and its increasing complexity.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We continue to develop our program to perform the system and process evaluation and testing necessary to comply with these requirements on a sustained basis. As our business continues to change and increase in complexity, we have continued to increase and improve our infrastructure relating to internal control over financial reporting. In addition, these business changes and increased complexity may cause a risk that we may not be able to continue to comply on an ongoing basis. We do not have significant experience in complying with these requirements on an ongoing and sustained basis. As a result, we expect to continue to incur substantial expense and to devote additional management resources to Section 404 compliance. In the event that our Chief Executive Officer, Chief Financial Officer or our independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of Redback may be adversely affected and could cause a decline in the market price of our common stock.

If we fail to adequately evolve our financial and managerial control and reporting systems and processes to meet the changing needs of our business, our ability to manage and grow our business will be negatively affected.

Our ability to successfully offer our products and implement our business goals in a rapidly evolving market depends upon an effective planning and management process. We will need to continue to evolve our financial and managerial control and our reporting systems and procedures in order to manage our business effectively in the future. If we fail to continue to implement systems and processes to meet the changes and expected growth in our business, our ability to manage our business and results of operations may be negatively affected.

Future changes in financial accounting standards or practices may cause adverse unexpected fluctuations to our reported results of operations.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. In particular, as described above, recent changes to the FASB pronouncements relating to accounting for stock-based compensation will likely increase our compensation expense, could make our net income or loss less predictable in any given reporting period and could change the way we compensate our employees or cause other changes in the way we conduct our business.

In addition, other accounting policies that have recently been or may be affected by changes in the accounting rules include the following:

•	software revenue recognition;

•	accounting for income taxes;

•	accounting for share-based payments; and

•	accounting for business combinations and related goodwill.

A change in any of these policies could have a significant effect on our reported results and may adversely affect our business.

Our future success depends on sales to companies in the telecommunications sector.

We are highly dependent on sales to companies in the telecommunications sector. Our future success depends on the financial strength of the telecommunications sector, as our sales depend on the increased use and widespread adoption of broadband access services; sustained capital expenditures by the telecommunications carriers (which often occurs on a sporadic and unpredictable basis); and the ability of our customers to market and sell broadband access services. If the telecommunications sector experiences another downturn or broadband deployments do not increase steadily, our customers may forego sustained or increased levels of capital investments, and reevaluate their need for our products. If this occurs, our total revenue may be less than we currently anticipate, and our business will suffer.

In addition, traditional telecommunications companies and other large companies, because of their size, generally have had significant negotiating leverage and, accordingly, have requested and received more favorable terms, which often translates into more onerous terms and conditions for their vendors. As we seek to sell more products to this class of customer, we may be required to agree to such terms and conditions, which may include terms that affect our ability to recognize revenue and have an adverse affect on our business, results of operations and financial condition.

Our business substantially depends upon the continued growth of the Internet and the use of IP-based networks to deliver Triple Play services.

A substantial portion of our business and revenue growth depends on the expanded acceptance of the utilization of IP-based networks to deliver Triple Play voice, video and data services. Our future growth depends, in part, on the acceptance by consumers of expanded services delivered over IP-based networks. In addition, our future growth depends on our customers’ ability to use IP-based networks to deliver voice, video, and data services to successfully compete with established providers of such services. To the extent that an economic slowdown and reduction in capital spending adversely affect spending on Internet infrastructure, consumers are slow to accept and adopt the delivery of expanded services delivered over an IP-based network, or our customers cannot successfully compete against established providers of Triple Play services, our business, results of operations and financial condition would suffer.

We rely, in part, on resellers and distributors to sell our products, and disruptions to or our failure to effectively develop and manage our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenue from the sale of our products.

Our future success is dependent, in part, upon establishing and maintaining successful relationships with a variety of resellers and distributors. Some of these resellers also sell competitors’ products and some of these resellers are, in fact, our competitors. We expect to continue to utilize resellers and distributors to grow our business, especially in non-U.S. territories. Our revenue depends, in part, on the performance of these resellers and distributors. The loss of or reduction in sales to these resellers or distributors could materially reduce our total revenue. Our competitors may in some cases be effective in providing incentives to resellers or potential resellers to favor their products or to prevent or reduce sales of our products. If we fail to maintain relationships or fail to develop new relationships with resellers and distributors in new markets or expand the number of resellers in existing markets, fail to manage, train or provide incentives to existing resellers and distributors effectively or if our resellers and distributors are not successful in their sales efforts, sales of our products may decrease and our results of operations would suffer. We may also be required to establish new business models to support our resellers and distributors. Currently, we employ a “sell to” model for our resellers and distributors. If we are required to establish a “sell through” or “stocking distributor” model to support these customers, it could adversely affect our margins and timing of recognizing revenue.

If we fail to attract and retain skilled employees, we may not be able to timely develop, sell or support our products.

Our future success and the growth of our business depend on the continued service and availability of skilled personnel, including our Chief Executive Officer, members of our executive team, and those in technical, marketing and sales positions. Over the past several years, we have experienced a significant decrease in our overall number of employees as a result of reductions in our workforce. To achieve our current operating goals, we will need to attract and retain highly qualified management, skilled engineers and other knowledgeable workers in an industry where competition for skilled personnel is intense and our competitors are larger and more established companies. Our future performance depends, in part, on the ability of our senior management team to effectively work together, manage our workforce, attract and retain highly qualified technical and managerial personnel, and manage our facilities so that we have sufficient space to house our growing workforce. We cannot assure you that we will continue to be able to successfully attract and retain key personnel.

We rely on sales in international markets for a substantial portion of our revenue, which exposes us to additional risks that may affect our business.

A significant portion of our sales has been to international customers during the last two years. During the quarter ended March 31, 2006, we derived approximately 36% of our total revenue from sales to international customers. During the years ended December 31, 2005 and 2004, we derived approximately 58% and 66%, respectively, of our total revenue from sales to international customers. Our international presence exposes us to risks including:

•	foreign currency fluctuations;

•	difficulties in managing operations across disparate geographic areas;

•	political, legal and economic instability in many parts of the world;

•	protectionist tariffs and other unpredictable regulatory requirements;

•	reduced or limited protection of our intellectual property rights;

•	dependence on local and global resellers;

•	greater expenses associated with customizing products for foreign countries;

•	international taxes;

•	longer accounts receivable cycles; and

•	disruptions to our business related to terrorist activities, widespread disease or natural disasters.

In addition, demand for our products and services can fluctuate materially by customer and region due to our customer concentration. Moreover, the recent turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in and surrounding Iraq, and changes in energy costs, has and may continue to put negative pressure on global economic conditions. If one or more of these risks materialize, our sales to international customers may decrease or our costs may increase, which could negatively impact our overall revenue, results of operations and financial condition.

We are exposed to fluctuations in currency exchange rates which could negatively affect our financial results and cash flows.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in non-U.S. currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. The majority of our revenue and expenses are transacted in U.S. dollars. We also have some transactions that are denominated in foreign currencies, primarily expenses incurred in Canadian dollars and the Euro and sales and service transactions conducted in the Euro. An increase in the value of the U.S. dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in U.S. dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials to the extent we must purchase components in foreign currencies. Currently, we hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and periodically will hedge anticipated foreign currency cash flows. The hedging activities undertaken by us are intended to offset the impact of currency fluctuations. If our attempts to hedge against these risks are not successful, our financial results and cash flows could be adversely impacted.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

Most of our sales, except in the Asia-Pacific region, are on an open credit basis, with standard payment terms of 30 to 45 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. Throughout the regions in which we sell, our larger customers demand, and are able to secure in some cases, longer payment terms than our standard terms. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts. Beyond our open credit arrangements, we have also experienced demands for customer financing and facilitation of leasing arrangements. While we have engaged in very minimal financing arrangements to date, we believe customer financing is a competitive factor in obtaining business, and we expect demand for customer financing to continue. Although we have programs in place that are designed to monitor and mitigate risk associated with our customer financing activities, including monitoring of particular risks in certain geographic areas, we cannot assure you that such programs will be effective in reducing our credit risks.

Our business will suffer if we are unable to protect our intellectual property rights.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot assure you that the steps we have taken will prevent unauthorized use of our technology. Furthermore, other parties may independently develop similar or competing technology, design around any patents that may be issued to us, otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We currently have 38 issued patents in the United States and five issued patents in foreign jurisdictions. In addition, we have filed numerous other patent applications but these applications may not result in the issuance of any patents. Any patent that is issued might be invalidated, circumvented or otherwise fail to provide us any meaningful protection. In addition, we cannot assure you that others will not independently develop equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Our failure to protect our intellectual property effectively could harm our business, results of operations and financial condition.

We could become subject to litigation regarding intellectual property rights that could subject us to significant liability or force us to redesign our products.

In recent years, we have been involved in litigation involving patents and other intellectual property rights, including our settled litigation with Nortel Networks. Moreover, many patents have been issued in the United States and throughout the world relating to many aspects of networking technology, and therefore, we may become a party to additional litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property rights. If we do not prevail in any such lawsuits, we could be subject to significant liability for damages and we could be forced to redesign any of our products that use such infringing technology.

Our business and financial condition would be materially harmed due to reduction in our cash as a result of damage awards, lost or delayed sales or additional development or licensing expenses. Moreover, lawsuits, even those in which we prevail, are time-consuming and expensive to resolve and divert management and technical time and attention. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

If necessary licenses of third-party technology are not available to us or are unreasonably expensive to obtain, our results of operations could be adversely affected.

The pressure to reduce time-to-market is increasingly driving us to consider licensing technology from third parties to develop new products or product enhancements. However, these licenses may not be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party licenses required for developing new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could seriously harm our business, results of operations and financial condition.

We may become party to other litigation, which could be costly and time consuming to defend.

In 2002, we were a defendant in a securities class action litigation, which is still pending, although it is subject to a pending settlement proposal covered by insurance. In addition, more recently, certain of our current and former executive officers and board members have become the subject of several purported class actions and a stockholder derivative lawsuit. These complaints allege, among other things, that the named defendants breached their fiduciary duties to us and failed to disclose information relating to transactions we entered into with Qwest Communications. The stockholder derivative lawsuit was dismissed with prejudice, although the purported class actions remain. These lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of our management’s time and attention away from business operations, which could harm our business. The lawsuits could also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration they would otherwise be willing to pay in connection with an acquisition. Although we are unable to determine the amount, if any, we may be required to pay in connection with the resolution of these lawsuits by way of litigation costs, settlement, indemnification obligations or otherwise, the size of any such payments, unless covered by insurance or recovered from third parties, could seriously harm our financial condition or liquidity.

All litigation that was commenced prior to or during the course of bankruptcy was stayed once we entered bankruptcy and was resolved pursuant to the Plan of Reorganization. However, we remain at risk of post Chapter 11 litigation claims, including in areas such as securities class actions, intellectual property rights, employment (unfair hiring or terminations), and product liability, and we remain at risk of not being able to obtain liability insurance at a reasonable cost when our current policies expire. Litigation involves costs in defending the action and the risk of an adverse judgment. Any material litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm our business, results of operations and financial condition.

Our business may suffer slower or less growth due to further government regulation of the communications industry.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Continued regulations that adversely affect our customers or future FCC regulations, or regulations established by other regulatory bodies, may limit the amounts of capital available for investment in broadband. We could be adversely affected by further regulation of IP networks and commerce in any country where we operate. The adoption of such regulations could decrease the demand for our products, and at the same time increase the cost of selling our products. In addition, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies such as ours. Regulation of our customers may materially harm our business and financial condition. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would harm our business, results of operations and financial condition.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events.

Our corporate headquarters, including certain of our research and development operations and our contract manufacturer’s facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake or a flood, could have a material adverse impact on our business, results of operations and financial condition.

Risks Related to this Offering and Ownership of our Common Stock

The trading price for our common stock has been and may continue to be volatile.

The trading price of our common stock has been volatile in the past and may continue to be volatile. The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, product improvements, significant contracts, commercial relationships or capital commitments.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board or management.

•	Changes in governmental regulations.

•	Recommendations by securities analysts or changes in earnings estimates.

•	Announcements about our earnings that are not in line with analyst expectations.

•	Announcements by our competitors of their earnings that are not in line with analyst expectations.

•	The volume of shares of common stock available for public sale.

•	Sales of stock by us or by our stockholders.

•	Short sales, hedging and other derivative transactions in shares of our common stock.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may result in a decrease in the market price of our common stock, regardless of our actual operating performance.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them will together beneficially own over 45% of our common stock outstanding, on an as-converted basis, after this offering. As a result, these stockholders, acting together, will have substantial influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. As a result, corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

The shares of our common stock issuable upon conversion of the outstanding shares of our Series B convertible preferred stock will dilute the ownership interest of existing common stockholders.

There are currently 651,749 shares of our Series B convertible preferred stock outstanding that are convertible into our common stock at a one-for-ten ratio, subject to customary adjustments, at any time at the option of the holders. Our Series B convertible preferred stock will automatically convert into shares of our common stock (1) upon the approval of the holders of a majority of the outstanding shares of our Series B convertible preferred stock, or (2) if after one year from the date of issuance of our Series B convertible preferred stock, our common stock has a closing price greater than or equal to $13.81, subject to certain adjustments, for 90 consecutive trading days. As of the close of business on May 1, 2006, the trading price of our common stock had exceeded $13.81 for 66 consecutive trading days. Additionally, the holders of our Series B convertible preferred stock are entitled to receive a 2% semi-annual cumulative dividend payable, at the option of our board of directors, in cash or, subject to certain conditions, in shares of our Series B convertible preferred stock. Upon conversion of any shares of our Series B convertible preferred stock, the holders of those shares will be entitled to receive a payment either in cash or in common stock in satisfaction of all accrued and unpaid dividends. Based on our stock price and the amount of accrued and unpaid dividends as of May 1, 2006, we would be required to issue an aggregate of approximately 65,000 shares of our common stock if we chose to satisfy this obligation through the payment of shares, which we currently intend to do. Any shares of common stock that are issued upon conversion of our Series B convertible preferred stock, including the additional shares issued in lieu of a cash payment for accrued and unpaid dividends, will dilute the ownership percentage of the then-outstanding common stockholders. Assuming the trading price of our common stock remains greater than or equal to $13.81 between now and June 5, 2006, all outstanding shares of our Series B convertible preferred stock will convert to shares of our common stock at a one-for-ten ratio on such date.

Future sales of our common stock and the future exercise of options and warrants may cause the market price of our common stock to decline and may result in substantial dilution.

We cannot predict what effect, if any, future sales of our common stock, or the availability of our common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market by management or us, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price which you deem appropriate.

We have adopted anti-takeover measures that could prevent a change in our control.

In 2001, we adopted a stockholder rights plan. We assumed this plan in the bankruptcy. This plan could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers, and provide that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions and others also may have the effect of deterring hostile takeovers or delaying changes in control or management.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. In addition, a holder or holders controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting, and the written consent of a holder or holders controlling 66 2/3% of our capital stock are required to call a special meeting of stockholders (which is in addition to the authority held by our board of directors to call special stockholder meetings).

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

We may apply the proceeds of this offering to uses that do not improve our results of operations or increase the value of your investment.

We anticipate that we will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of products, technologies or other assets that we believe will complement our business. The proceeds could be applied in ways that do not improve our results of operations or increase the value of your investment.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $69.7 million from our sale of 3,500,000 shares of common stock in this offering, based upon an assumed public offering price of $21.13 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public price of $21.13 per share would increase or decrease the net proceeds to us from the offering by $3.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If we sell shares upon exercise by the underwriters of their over-allotment option, we estimate that we would receive up to an additional $12.4 million of net proceeds in the offering. We will not receive any proceeds from the sale of our common stock being offered by the selling stockholders. Members of our senior management are selling shares in the offering. See the “Principal and Selling Stockholders” section of this prospectus supplement.

The principal purpose of this offering is to obtain additional capital and to provide liquidity to certain of our existing stockholders. We anticipate that we will use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of complementary products, technologies or other assets. We have no current agreements or commitments with respect to any material acquisitions. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending such uses, we plan to invest the net proceeds in short-term interest bearing investment-grade securities or certificates of deposit.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. The terms of our senior credit facility restrict our ability to pay cash dividends on our common stock.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol RBAK. The following table sets forth the high and low last reported sale prices on the Nasdaq National Market for our common stock for the periods indicated. The information included below for the 2004 fiscal year gives effect to an approximate 73-for-1 reverse stock split affected as part of our Plan of Reorganization, which became effective on January 2, 2004.

	High	Low
Fiscal Year 2006
First Quarter	$22.24	$13.61
Second Quarter (April 1, 2006 to May 8, 2006)	$24.46	$21.06

Fiscal Year 2005
First Quarter	$7.93	$4.76
Second Quarter	$6.93	$4.82
Third Quarter	$11.47	$6.31
Fourth Quarter	$15.05	$8.85

Fiscal Year 2004
First Quarter	$11.25	$5.60
Second Quarter	$7.13	$3.84
Third Quarter	$6.56	$4.08
Fourth Quarter	$5.69	$2.83

As of April 30, 2006, there were 57,591,131 million shares of our common stock outstanding and 684 holders of record of our common stock.

CAPITALIZATION

The following table summarizes our cash, cash equivalents, short and long-term investments, restricted cash investments and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the assumed conversion of all outstanding shares of Series B convertible preferred stock into 6,517,490 shares of our common stock, and the assumed issuance of 65,000 shares of our common stock that we may issue in satisfaction of accrued dividends payable in connection with such conversion; and

•	on a pro forma as adjusted basis to reflect the assumed sale of 3,500,000 shares of common stock offered by us at an assumed public offering price of $21.13 per share and the receipt and application of the net proceeds from the offering, after deducting the estimated expenses and underwriting discounts and commissions payable by us.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2005 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2006.

	As of March 31, 2006 (1)(2)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share amounts)
Cash and cash equivalents	$58,628	$58,628	$128,378

Redeemable Convertible Preferred Stock, $0.0001 par value; 10,000 shares authorized; 652 shares of Series B convertible preferred stock issued and outstanding, actual; none pro forma and pro forma as adjusted	$48,053	—	—

Stockholder Equity:
Common Stock, $0.0001 par value; 750,001 shares authorized; 57,224 shares issued and outstanding, actual; 63,807 shares issued and outstanding, pro forma; and 67,307 shares issued and outstanding, pro forma as adjusted	$293,473	$341,526	$411,276

Accumulated other comprehensive income	681	681	681

Accumulated deficit	(92,689)	(92,689)	(92,689)

Total stockholders’ equity (deficit)	$201,465	$249,518	$319,268

Total capitalization	$249,518	$249,518	$319,268

(1)	A $1.00 increase or decrease in the assumed public offering price of $21.13 per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $3.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus supplement, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The number of shares of our common stock as issued and outstanding in the table above excludes:

•	10,866,000 shares of common stock issuable upon the exercise of options outstanding at March 31, 2006, at a weighted average exercise price of $6.66 per share;

•	1,431,000 shares of common stock available for future issuance under our stock incentive plan at March 31, 2006;

•	4,162,881 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006, at an exercise price of $5.00 per share;

•	3,437,655 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006, at an exercise price of $9.50 per share; and

•	614,850 shares that may be sold by us if the underwriters exercise their over-allotment option in full.

Our Series B convertible preferred stock is convertible into our common stock at any time at the option of the holders thereof. Our Series B convertible preferred stock will automatically convert into shares of our common stock (1) upon the approval of the holders of a majority of the outstanding shares of our Series B convertible preferred stock, or (2) if after one year from the date of issuance of our Series B convertible preferred stock, our common stock has a closing price greater than or equal to $13.81, subject to certain adjustments, for 90 consecutive trading days. As of the close of business on May 1, 2006, the trading price of our common stock had exceeded $13.81 for 66 consecutive trading days. Additionally, the holders of our Series B convertible preferred stock are entitled to receive a 2% semi-annual cumulative dividend payable, at the option of our board of directors, in cash or, subject to certain conditions, in shares of our Series B convertible preferred stock. Upon any voluntary or automatic conversion of any shares of our Series B convertible preferred stock, the holders of those shares will be entitled to receive a payment either in cash or common stock in satisfaction of all accrued and unpaid dividends. Based on our stock price and the amount of accrued and unpaid dividends as of May 1, 2006, we would be required to issue an aggregate of approximately 65,000 shares of our common stock if we chose to satisfy this obligation through payment in the form of shares of our common stock, which we currently intend to do. Assuming the trading price of our common stock remains greater than or equal to $13.81 between now and June 5, 2006, all outstanding shares of our Series B convertible preferred stock will convert to shares of our common stock at a one-for-ten ratio on such date.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our named executive officers and directors as of the date of this prospectus supplement:

Name	Age	Position Held
Kevin A. DeNuccio	47	Director, Chief Executive Officer and President
Ebrahim Abbasi	51	Senior Vice President of Operations, Information Technology and Customer Service
Georges Antoun	43	Senior Vice President of Worldwide Field Operations
Thomas L. Cronan III	46	Senior Vice President of Finance and Administration and Chief Financial Officer
Scott Marshall	52	Senior Vice President of Engineering and Product Management
Paul Giordano	40	Director, Chairman of the Board
Roy D. Behren	45	Director
John L. Drew	50	Director
David C. Friezo	42	Director
Martin A. Kaplan	68	Director
William H. Kurtz	49	Director

Kevin A. DeNuccio has served as President and Chief Executive Officer and as a member of the Board of Directors of Redback since August 2001. Mr. DeNuccio also serves on the board of directors of JDS Uniphase. Prior to joining Redback, Mr. DeNuccio was with Cisco Systems Inc. from August 1995 to August 2001, where he served as Senior Vice President of Worldwide Service Provider Operations. During his tenure at Cisco, Mr. DeNuccio also managed worldwide field operations, including all sales and engineering support organizations. Prior to joining Cisco, Mr. DeNuccio was the founder, President and Chief Executive Officer of Bell Atlantic Network Integration, Inc., a wholly owned subsidiary of Bell Atlantic (now Verizon Communications). Mr. DeNuccio has also held senior management positions at both Unisys Corporation and Wang Laboratories as vice president in their network integration and worldwide channel partner businesses. Mr. DeNuccio received his finance degree from Northeastern University and is a graduate of the Executive M.B.A. program at Columbia University.

Ebrahim Abbasi has served as Senior Vice President of Operations, Information Technology and Customer Service of Redback since June 2004. Prior to that, Mr. Abbasi served as Senior Vice President of Operations and Information Technology from April 2003 until June 2004 and as Senior Vice President of Operations from October 2001 through April 2003. Prior to joining Redback, Mr. Abbasi was Vice President of Operations at Zhone Technologies from January 2000 to June 2001. Mr. Abbasi also spent more than two years at Ascend Communications (acquired by Lucent Technologies) as Vice President of West Coast Operations from December 1997 to April 2000. Mr. Abbasi holds a B. S. degree and Masters Degree from the University of Tehran.

Georges Antoun has served as Senior Vice President of Worldwide Field Operations of Redback since July 2003. Mr. Antoun also served as Redback Senior Vice President of Engineering, Product Management and Marketing from January 2003 to July 2003 and as Senior Vice President of Marketing and Business Development from August 2001 to January 2003. Before joining Redback in August 2001, Mr. Antoun spent the preceding five years, from July 1996 to August 2001, at Cisco Systems Inc., where he served as Vice President of Worldwide Systems Engineering and Field Marketing, Vice President of Worldwide Optical Operations and, more recently, as Vice President of Carrier Sales. Mr. Antoun has also held senior management positions at Newbridge Networks and Nynex (now Verizon Communications), where he was part of their Science and Technology Division. Mr. Antoun holds a B.S. degree from the University of Louisiana at Lafayette and a Masters Degree from New York Polytechnic University.

Thomas L. Cronan III has served as Senior Vice President of Finance and Administration and Chief Financial Officer since January 2003. Mr. Cronan began at Redback in April 2001 as Vice President and General Counsel. From June 2000 to March 2001, Mr. Cronan served as Vice President and General Counsel US at Entrust Technologies Inc. From February 1998 to June 2000, Mr. Cronan served as Vice President, General Counsel and Secretary at enCommerce, Inc. enCommerce merged with Entrust in June 2000. Mr. Cronan served in both public and private high technology companies for more than 15 years including IBM, OpenTV, Taligent and enCommerce, and was special counsel at Wilson Sonsini Goodrich & Rosati, Professional Corporation in their Technology Licensing Group. Mr. Cronan holds a J.D. from Fordham Law School and a B.S. from Muhlenberg College and is a member of the bar in New York, California and Connecticut.

Scott W. Marshall has served as Senior Vice President of Engineering and Product Management since October 2004. From February 2001 to September 2004, Mr. Marshall served as President and Chief Executive Officer of Ceyba Inc. Before joining Ceyba, Mr. Marshall served as a Group Vice President at Cisco Systems, Inc. from August 1999 to February 2001. Mr. Marshall also served in various roles at Newbridge Networks from December 1986 to October 1998, including six years as Executive Vice President of Research and Development and Product Management. Mr. Marshall holds a B.A.Sc. degree from the University of Waterloo.

Paul Giordano has served as a member of the Board of Directors of Redback since January 2004. Mr. Giordano is currently the Chief Executive Officer of Tamalpais Asset Management. Prior to joining Tamalpais Asset Management, Mr. Giordano held various titles with Creedon Keller & Partners from November 2000 to June 2005, including Chief Investment Officer, Head of Portfolio Management and Head of Credit Risk Management. Prior to joining Creedon Keller & Partners, Mr. Giordano served as a Senior Vice President at Fimat USA (a subsidiary of Societe Generale Group) from July 1997 to June 2000. Mr. Giordano holds a B.B.A. degree and an MBA degree in Finance from Pace University.

Roy D. Behren has served as a member of the Board of Directors of Redback since January 2004. Mr. Behren joined Westchester Capital Management in 1994 and is currently a Principal at Green and Smith Investment Management LLC, an investment affiliate of Westchester Capital Management. Prior to joining Westchester Capital Management, Mr. Behren served as a Senior Attorney with the U.S. Securities and Exchange Commission for seven years. Mr. Behren holds a B.S. degree in Economics from The Wharton School, a J.D. from the University of Miami and an L.L.M. degree in Corporate Law from the New York University School of Law.

John L. Drew has served as a member of the Board of Directors of Redback since January 2004. Mr. Drew joined Technology Crossover Ventures as a General Partner in January of 2002. Prior to TCV, from October 2000 to January 2002, Mr. Drew invested in technology start ups and worked with community organizations. From November 1999 to October 2000, Mr. Drew served as the Executive Vice President and Chief Executive Officer of one of Lucent’s subsidiaries, NetworkCare Professional Services. Prior to joining Lucent, Mr. Drew served as the President and Chief Executive Officer of International Network Services which was acquired by Lucent in November 1999. Mr. Drew is currently serving as a director of several privately held companies. Mr. Drew holds a Bachelor of Science degree from the United States Military Academy at West Point and a Master of Science degree in Business Policy from Columbia University.

David C. Friezo has served as a member of the Board of Directors of Redback since January 2004. Mr. Friezo founded and has been a Managing Member of Lydian Asset Management, L.P. since 1999. Prior to founding Lydian Asset Management, L.P., Mr. Friezo held several management positions with Bankers Trust from 1992 to 1997, including his service as the Global Head of Bankers Trust’s equity-linked business. Mr. Friezo is a graduate of Tulane University.

Martin A. Kaplan has served as a member of the Board of Directors of Redback since April 2004. Mr. Kaplan currently serves as Chairman of the Board of JDS Uniphase Corporation, a post he has held since May 2000. Mr. Kaplan has served as a member of JDS Uniphase’s Board of Directors since 1997. From 1986 to

1998, Mr. Kaplan was Executive Vice President of Pacific Bell, responsible for that company’s operations. From 1993 to 1995, Mr. Kaplan also served as Chief Technology, Quality and Re-Engineering Officer for Pacific Bell. Following Pacific Bell’s merger with SBC in 1998, as Executive Vice President of Pacific Telesis, Mr. Kaplan was responsible for coordinating the integration of Pacific Bell, SNET and Ameritech. He retired from that company in 2000 after 40 years to pursue activities in support of his board responsibilities. Mr. Kaplan is also a director of Superconductor Technologies, Inc. and Tekelec. Mr. Kaplan holds a Bachelor of Science degree in Engineering from the California Institute of Technology.

William H. Kurtz has served as a member of the Board of Directors of Redback since October 1999. Since September 2005, Mr. Kurtz has served as Executive Vice President and Chief Financial Officer of Novellus Systems, Inc., a global semi-conductor capital equipment maker. From March 2004 to August 2005, Mr. Kurtz served as Senior Vice President and Chief Financial Officer of Engenio Information Technologies, Inc., a provider of modular, high-performance data storage systems. From July 2001 to February 2004, Mr. Kurtz served as Chief Operating Officer and Chief Financial Officer of 3PARdata, Inc., a privately held data storage company. From August 1998 to June 2001, Mr. Kurtz served as Executive Vice President and Chief Financial Officer of Scient Corporation, a provider of Internet consulting and IT professional services. Before joining Scient, Mr. Kurtz served in various capacities at AT&T from July 1983 to August 1998, including Vice President of Cost Management and Chief Financial Officer of AT&T’s Business Markets Division. Prior to joining AT&T, he worked at Price Waterhouse, now PricewaterhouseCoopers LLP. Mr. Kurtz is currently serving as a director of PMC-Sierra, Inc. Mr. Kurtz is a certified public accountant and received a Bachelor of Science in Accounting from Rider University and a Master of Science in Management from the Stanford University Graduate School of Business.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2006, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our named executive officers and directors as a group;

•	each person who we know beneficially owns more than 5% of our outstanding capital stock; and

•	each selling stockholder.

Beneficial ownership data in the table below has been calculated based on SEC rules requiring that all equity securities exercisable for or convertible into shares of our common stock within 60 days shall be deemed to be outstanding for the purpose of computing the percentage of ownership of any person holding such exercisable or convertible equity securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The percentage of beneficial ownership prior to offering is based on 57,591,131 shares of our common stock outstanding as of April 30, 2006 and 6,517,490 shares of our common stock issuable upon conversion of 651,749 shares of our Series B convertible preferred stock outstanding as of April 30, 2006, for a total of 64,108,621 shares outstanding on an as-converted basis on such date. The percentage ownership after offering is based on the 64,108,621 shares outstanding on an as-converted basis as of April 30, 2006 and the 3,500,000 shares offered by us in the offering contemplated by this prospectus supplement.

The address of each named executive officer and director, unless indicated otherwise by footnote, is c/o Redback Networks Inc., 300 Holger Way, San Jose, California 95134.

	Beneficial Ownership Prior to Offering		Shares Offered	Beneficial Ownership After Offering
Beneficial Owner	Number	Percent		Number	Percent
Named executive officers and directors
Kevin A. DeNuccio (1)	1,553,063	2.37%	300,000	1,253,063	1.81%
Ebrahim Abbasi (2)	202,603	*	135,000	67,603	*
Georges Antoun (3)	364,486	*	100,000	264,486	*
Thomas L. Cronan III (4)	120,765	*	60,000	60,765	*
Scott Marshall (5)	197,916	*	103,000	94,916	*
Paul Giordano (6)	76,023	*	—	76,023	*
Roy D. Behren (7)	69,356	*	—	69,356	*
John L. Drew (8)(13)	9,220,386	14.03%	—	9,220,386	13.32%
David C. Friezo (9)	3,046,700	4.75%	—	3,046,700	4.50%
Martin A. Kaplan (10)	67,689	*	—	67,689	*
William H. Kurtz (11)	43,878	*	—	43,878	*
All named executive officers and directors as a group (11 persons)	14,962,865	21.94%	698,000	14,264,865	19.89%
5% stockholders
Quattro Global Capital, LLC (12) 546 5th Avenue 19th Floor New York, NY 10036	9,045,843	14.11%	4,000,000	5,045,843	7.46%

	Beneficial Ownership Prior to Offering		Shares Offered	Beneficial Ownership After Offering
Beneficial Owner	Number	Percent		Number	Percent
TCV IV, L.P. and TCV IV Strategic Partners, L.P. (13) 528 Ramona Street Palo Alto, CA 94301	9,219,363	14.02%	—	9,219,363	13.32%
Kopp Investment Advisors, LLC 7701 France Avenue South Suite 500 Edina, MN 55435	5,921,903	9.24%	—	5,921,903	8.76%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	5,308,850	8.28%	—	5,308,850	7.85%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 35,827 shares of our common stock, (ii) warrants to purchase 531 shares of our common stock with an exercise price of $5 per share and warrants to purchase 560 shares of our common stock with an exercise price of $9.50 per share, each exercisable within 60 days of April 30, 2006, and (iii) options to purchase 1,516,145 shares of our common stock exercisable within 60 days of April 30, 2006.

(2)	Consists of options to purchase 202,603 shares of our common stock exercisable within 60 days of April 30, 2006.

(3)	Consists of (i) 10,487 shares of our common stock, (ii) warrants to purchase 172 shares of our common stock with an exercise price of $5 per share and warrants to purchase 182 shares of our common stock with an exercise price of $9.50 per share, each exercisable within 60 days of April 30, 2006, and (iii) options to purchase 353,645 shares of our common stock exercisable within 60 days of April 30, 2006.

(4)	Consists of (i) 9 shares of our common stock, (ii) warrants to purchase 9 shares of our common stock with an exercise price of $5 per share and warrants to purchase 9 shares of our common stock with an exercise price of $9.50 per share, each exercisable within 60 days of April 30, 2006, and (iii) options to purchase 120,738 shares of our common stock exercisable within 60 days of April 30, 2006.

(5)	Consists of (i) 53,000 shares of our common stock and (ii) options to purchase 144,916 shares of our common stock exercisable within 60 days of April 30, 2006.

(6)	Consists of (i) 25,000 shares of our restricted common stock, (ii) 50,000 shares of our common stock, and (iii) options to purchase 1,023 shares of our common stock exercisable within 60 days of April 30, 2006.

(7)	Consists of (i) 25,000 shares of our restricted common stock, and (ii) options to purchase 44,356 shares of our common stock exercisable within 60 days of April 30, 2006.

(8)	Includes options held by John L. Drew to purchase 1,023 shares of our common stock exercisable within 60 days of April 30, 2006. Also includes shares held by TCV IV, L.P. and TCV IV Strategic Partners L.P. (see footnote 13 below).

(9)	Consists of (i) 2,729,174 shares of our common stock controlled by Lydian Overseas Partners Master Fund, Ltd., and beneficially owned by funds of which Lydian Overseas Partners Master Fund, Ltd. acts as investment advisor, (ii) 316,417 shares of our common stock controlled by Lydian Global Opportunities Master Fund, Ltd., and beneficially owned by funds of which Lydian Global Opportunities Master Fund, Ltd. acts as investment advisor, (iii) 20 shares of our common stock and 21 shares of our restricted common stock held by Mr. Friezo, (iv) warrants held by Mr. Friezo to purchase 22 shares of our common stock with an exercise price of $5 per share and warrants to purchase 23 shares of our common stock with an exercise price of $9.50 per share, each exercisable within 60 days of April 30, 2006, and (v) options held by Mr. Friezo to purchase 1,023 shares of our common stock exercisable within 60 days of April 30, 2006. Mr. Friezo is the managing member and controlling holder of Lydian Capital Advisors L.L.C., which is the general partner of Lydian Asset Management, L.P., and may be deemed to control shares beneficially owned by funds to which Lydian Asset Management, L.P., acts as investment advisor.

The numbers reflected in this table do not give effect to any shares that entities affiliated with Lydian Asset Management, L.P., or the Lydian Funds, may acquire in the public offering contemplated by this prospectus supplement.

(10)	Consists of (i) 25,000 shares of our restricted common stock, and (ii) options to purchase 42,689 shares of our common stock exercisable within 60 days of April 30, 2006.

(11)	Consists of options to purchase 43,878 shares of our common stock exercisable within 60 days of April 30, 2006.

(12)	These shares were held by Creedon Keller & Partners until February 14, 2006 when such shares were transferred to Quattro Global Capital, LLC, or Quattro, as reflected on the Schedule 13G filed by Quattro on February 14, 2006. Paul Giordano, Chairman of our board of directors, was a Managing Director of Creedon Keller & Partners until June 2005, and may have been deemed to have beneficial ownership of shares held by Creedon Keller & Partners until that time. All of these shares are issued in the name of the Alta Funds, but Quattro serves as the investment advisor for the Alta Funds and may direct the vote and disposition, and is deemed to have beneficial ownership, of all shares of our common stock held by the Alta Funds.

The numbers reflected in this table do not give effect to the disposition of any shares by Quattro pursuant to the contemplated sale to the TCV Funds of 1,927,500 shares of our common stock as described in “Prospectus Supplement Summary—Recent Developments.”

(13)	Includes (i) 1,033,946 shares of our common stock held by TCV IV, L.P. and 38,554 shares of our common stock held by TCV IV Strategic Partners, L.P., (ii) 6,283,200 shares issuable upon conversion of 628,320 shares of Series B convertible preferred stock held by TCV IV, L.P. and 234,290 shares issuable upon conversion of 23,429 shares of Series B convertible preferred stock held by TCV IV Strategic Partners, L.P., and (iii) 1,570,800 shares of our common stock issuable upon exercise of warrants held by TCV IV, L.P. and 58,573 shares of our common stock issuable upon exercise of warrants held by TCV IV Strategic Partners, L.P., each exercisable within 60 days of April 30, 2006. Richard H. Kimball and Jay C. Hoag are the sole managing members and Mr. Drew is a non-managing member of Technology Crossover Management IV, L.L.C., or TCM IV, a Delaware limited liability company, which is the sole general partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. Messrs. Kimball, Hoag and Drew may be deemed to control shares beneficially owned by TCV IV, L.P. and TCV IV Strategic Partners, L.P., but disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.

The numbers reflected in this table do not give effect to any shares the TCV Funds may acquire in the public offering contemplated by this prospectus supplement or pursuant to the contemplated acquisition by the TCV Funds of 1,927,500 shares of our common stock from Quattro as described in “Prospectus Supplement Summary—Recent Developments.”

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our certificate of incorporation provides for authorized capital of 760,001,200 shares, consisting of 750,001,200 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of April 30, 2006, we had 57,591,131 shares of our common stock outstanding, and had reserved for issuance 27,621,354 shares of our common stock with respect to incentive stock plans, outstanding common stock purchase warrants and upon conversion of the outstanding Series B convertible preferred stock. In accordance with the terms and conditions of our Prepackaged Plan of Reorganization, confirmed by the United States Bankruptcy Court for the District of Delaware on December 22, 2003, we have also reserved an additional indeterminate number of shares of our common stock for issuance to certain holders of claims against the company in satisfaction of such claims.

As of April 30, 2006, there were approximately 684 record holders of our common stock. Holders of our common stock are entitled to cast one vote for each share held of record on all matters acted upon at any stockholders’ meeting and to receive dividends if, as and when declared by our board of directors out of funds legally available therefor. There are no cumulative voting rights. If there is any liquidation, dissolution or winding-up of our company, each holder of our common stock will be entitled to participate, taking into account the rights of any outstanding preferred stock, ratably in all of our assets remaining after payment of liabilities. Holders of our common stock have no preemptive or conversion rights. All outstanding shares of our common stock, including shares of common stock issued upon the exercise of the common stock warrants in accordance with the terms of such warrants, will be fully paid and non-assessable.

Our common stock is quoted on the Nasdaq National Market under the symbol “RBAK.”

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of our preferred stock, in one or more series. As of April 30, 2006, we had 651,749 shares of Series B convertible preferred stock outstanding, which are convertible into 6,517,490 shares of common stock upon conversion, subject to customary adjustments. The material terms of our Series B convertible preferred stock are set forth below.

Each series of preferred stock will have such number of shares, designations, preferences, powers, qualifications and special or relative rights or privileges as will be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The rights of the holders of our common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Series B Convertible Preferred Stock

Our Series B convertible preferred stock is convertible into our common stock at a one-for-ten ratio, subject to customary adjustments, at any time at the option of the holders. In addition, subject to certain conditions, our Series B convertible preferred stock will automatically convert into shares of common stock (1) upon the approval of the holders of a majority of the outstanding shares of Series B convertible preferred stock or (2) if after one year from the date of issuance of the Series B convertible preferred stock, our common stock has a closing price greater than or equal to $13.81, subject to certain adjustments, for 90 consecutive trading days. As of the close of business on May 1, 2006, the trading price of our common stock had exceeded $13.81 for 66 consecutive trading days. Upon conversion of any shares of Series B convertible preferred stock, the holders of those shares will be entitled to receive a cash payment in satisfaction of all accrued and unpaid dividends, although the company may, under certain conditions, pay the accrued and unpaid dividends in the form of shares of our common stock.

The holders of our Series B convertible preferred stock are entitled to receive a 2% semi-annual cumulative dividend payable, at the option of our board of directors, in cash or, subject to certain conditions, in shares of Series B convertible preferred stock. Dividends are payable to holders of the Series B convertible preferred in preference to dividends payable to holders of the Series A junior participating preferred stock and holders of common stock. Dividends on our Series B convertible preferred stock begin to accrue commencing on the first day the shares are issued and are payable semi-annually on January 1 and July 1 of each year beginning on July 1, 2004. Based on our stock price and the amount of accrued and unpaid dividends as of May 1, 2006, we would be required to issue an aggregate of approximately 65,000 shares of our common stock if we chose to satisfy this obligation through payment in the form of shares of our common stock, which we currently intend to do. Further, if we declare a dividend or distribution on common stock, then the holders of Series B convertible preferred stock will also be entitled to participate in this dividend or distribution. Once the all the shares of our Series B convertible preferred stock have converted to shares of our common stock, the former holders of Series B convertible preferred stock will no longer have any special rights in respect of dividends and will have all the same rights, preferences and privileges as our other common stockholders.

The holders of our Series B convertible preferred stock have the right to vote with the common stockholders or as a separate class depending on the circumstances. In the event of a sale, liquidation, or dissolution of the company while shares of our Series B convertible preferred stock are still outstanding, the holders of our Series B convertible preferred stock are entitled to be paid in cash equal to the original price and all accrued or unpaid dividends.

So long as any shares of our Series B convertible preferred stock remain outstanding, the holders of a majority interest of the outstanding shares, voting as a separate class, will have the right to elect and remove one member of our board of directors. Once all the shares of our Series B convertible preferred stock have converted to shares of common stock, however, the former holders of our Series B convertible preferred stock will no longer have this right.

Series A Junior Participating Preferred Stock Purchase Rights

A dividend of one preferred stock purchase right, which we refer to as a right, for each outstanding share of our common stock, was declared by our board of directors on June 12, 2001. Each right entitles the registered holder to purchase from us either one one-thousandth of a share of our Series A junior participating preferred stock, par value $0.0001 per share, at a price of $83.28 per one one-thousandth of a share of Series A junior participating preferred stock, subject to adjustment, or, under certain circumstances, a number of shares of our common stock with a market value equal to two times the purchase price of one one-thousandth of a share of the Series A junior participating preferred stock. The description and terms of the rights are set forth in a rights agreement dated as of June 12, 2001, as amended from time to time, between us and U.S. Stock Transfer Corporation, as rights agent.

In general, until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a third-party tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock (the earlier of such dates being called the distribution date), the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the date of record, by such common stock certificate together with a copy of a summary describing the rights. On May 21, 2002, the rights agreement was amended to provide that Nokia Finance International BV, or Nokia, would not be deemed to be an acquiring person under the rights agreement as a result of certain purchases of common stock, including through warrants, by Nokia. On October 2, 2003, we further amended the rights agreement to provide that any person or group who beneficially owns 15% or more of the outstanding shares of common stock solely by reason of consummation of the anticipated financial restructuring would not be deemed an acquiring person under the rights agreement. On January 5, 2004, the rights agreement was further amended to provide that neither the TCV Funds, nor any of their affiliates or associates, would be deemed to be acquiring persons under the rights agreement on account of (1) their acquisition of our Series B convertible preferred stock or warrants to purchase common stock in connection with their 2004 equity investment in the company, (2) their acquisition of common stock upon conversion of the Series B convertible preferred stock or exercise of the warrants, (3) any equity grants to any member of our board of directors serving as the TCV designee, or (4) additional purchases by the TCV Funds, of up to 3,000,000 shares of common stock in open-market purchases or otherwise in transactions not involving the company. On May 9, 2006, the rights agreement was further amended to provide that, subject to certain exceptions, neither the TCV Funds nor any of their affiliates or associates would be deemed acquiring persons under the rights agreement unless and until they acquire beneficial ownership of more than 19.9% of our common stock.

The rights agreement provides that, until the distribution date (or earlier expiration of the rights), the rights will be transferred with and only with the common stock. Until the distribution date (or earlier expiration of the rights), new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier expiration of the rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation or a copy of the summary describing the rights, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of 5:00 p.m. New York City time on the distribution date and such separate right certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 14, 2011, unless we extend or advance the expiration date, or unless the rights are earlier redeemed or exchanged by us, in each case as described below.

The purchase price payable, and the number of shares of Series A junior participating preferred stock or other securities or property issuable, upon exercise of the rights is subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A junior participating preferred stock;

•	upon the grant to holders of Series A junior participating preferred stock of certain rights or warrants to subscribe for or purchase Series A junior participating preferred stock at a price, or securities convertible shares of Series A junior participating preferred stock with a conversion price, less than the then-current market price of the Series A junior participating preferred stock; or

•	upon the distribution to holders of Series A junior participating preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior participating preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

Shares of Series A junior participating preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A junior participating preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per share, and (2) an amount equal to 1000 times the dividend declared per share of our common stock. In the event of our liquidation, dissolution or winding up, the holders of Series A junior participating preferred stock will be entitled to a minimum preferential payment of the greater of (1) $1.00 per share (plus any accrued but unpaid dividends), and (2) an amount equal to 1000 times the payment made per share of common stock. Each share of Series A junior participating preferred stock will have 1000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of Series A junior participating preferred stock will be entitled to receive 1000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A junior participating preferred stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

In the event that any person or group of affiliated or associated persons becomes an acquiring person as described above, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right that number of shares of our common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person which will have become void) will thereafter have the right to receive upon the exercise of a right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights owned by such acquiring person which will have become void), in whole or in part, for shares of our common stock or Series A junior participating preferred stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of our common stock, or a fractional share of Series A junior participating preferred stock (or other preferred stock) equivalent in value thereto, per right.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of Series A junior participating preferred stock or our common stock will be issued (other than fractions of Series A junior participating preferred stock which are integral multiples of one one-thousandth of a share of Series A junior participating preferred stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A junior participating preferred stock or the common stock.

At any time prior to the time an acquiring person becomes such, our board of directors may redeem the rights in whole, but not in part, at a redemption price of $0.0001 per right payable, at the option of our board of directors, in cash, shares of common stock or such other form of consideration as our board of directors shall determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price, as described above.

For so long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is a beneficial owner of our common stock for U.S. federal income tax purposes and is generally an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or an entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days during the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual generally would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year; provided, however, that an individual who is present in the U.S. for less than 183 days in the current year, has a tax home in a foreign country, and maintains a closer connection to such foreign country than to the United States will not be treated as a resident of the United States. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	persons holding the common stock through a partnership or other pass-through entity;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations” or “passive foreign investment companies” as defined for U.S. federal income tax purposes;

•	certain U.S. expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership or other entity taxable as a partnership holds shares of our common stock, the tax treatment of a partner of such partnership or member of such pass-through entity will generally depend upon the status of such partner or member and the activities of the partnership or pass-through entity. Any partner in a partnership or member in a pass-through entity holding shares of our common stock should consult its own tax advisors.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See “—Gain on Sale or Other Disposition of Common Stock.”

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides certain properly executed forms, including Internal Revenue Service Form W-8ECI (or any successor form), to us or our paying agent prior to the payment of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty or other exclusion from withholding may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States); or

•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq National Market.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
UBS Securities LLC
Cowen and Company, LLC
Thomas Weisel Partners LLC
Merriman Curhan Ford & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,229,700 shares from us and Quattro, of which 614,850 shares will come from us and 614,850 shares will come from Quattro, to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriting discounts and commissions will be negotiated among us, the selling stockholders and the underwriters, and the underwriting discounts and commissions paid by us may differ from the underwriting discounts and commissions paid by the selling stockholders. The underwriters may agree to pay certain of our expenses in connection with this offering and may agree to pay certain of the selling stockholders’ expenses in connection with their investment in our capital stock. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,229,700 additional shares.

Paid by Redback Networks
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. With respect to our directors and executive officers, the restrictions described in this paragraph do not apply to the transfer or sale of shares pursuant to a written sales plan designed to comply with Rule 10b5-1 under the Exchange Act, and entered into prior to the date that we initially filed the registration statement on Form S-3 to which this prospectus supplement relates.

At our request, the underwriters have reserved for sale at the public offering price up to 675,000 of the shares that we are offering for sale to the TCV Funds and the Lydian Funds, each of which is an existing stockholder of ours. These stockholders have separately indicated a desire to purchase shares from us in this offering. The number of shares that we are selling to the public will be reduced to the extent that these stockholders purchase these reserved shares. Any reserved shares that these stockholders do not purchase will be offered by the underwriters to the public on the same basis as the other shares offered hereby. Each stockholder that purchases shares in the directed share program will agree to the same lock-up restrictions described in the prior paragraph.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and Quattro in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000. All of these expenses will be borne by us.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Notice to Foreign Investors

United Kingdom

The shares may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. An invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) may be communicated or caused to be communicated only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and compliance with all applicable provisions of FSMA with respect to anything in relation to the shares in, from or otherwise involving the United Kingdom is required.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the shares may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of shares to the public with effect from and including the Relevant Implementation Date, may be made in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong Special Administrative Region

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Republic of Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Republic of Japan

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and neither an offer nor a sell of any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, has not been made except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

PROSPECTUS

May 8, 2006

Common Stock

From time to time, we and certain selling stockholders may offer and sell shares of common stock in amounts, at prices and on terms described in one or more supplements to this prospectus. We will not receive any of the proceeds from the sale of the common stock by any selling stockholders.

This prospectus describes some of the general terms that may apply to an offering of our common stock. The specific terms and any other information relating to a specific offering will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference to this prospectus.

We and any selling stockholders may offer and sell common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is quoted on The Nasdaq National Market under the symbol “RBAK.” The last reported sale price of our common stock on May 8, 2006 was $21.13 per share.

Investing in our common stock involves risks. See the “ Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, and plans and objectives of management for future operations. When we use the words, “anticipate,” “assume,” “estimate,” “project,” “intend,” “expect,” “plan,” “believe,” “should,” “likely” and similar expressions, we are making forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These statements are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated into this prospectus by reference may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, or SEC. See “Where You Can Find Additional Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock in our periodic reports and in other documents that we subsequently file with the SEC, and which we will describe in supplements to this prospectus.

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RISK FACTORS

Please carefully consider the risk factors described in the applicable prospectus supplement, which are incorporated by reference in this prospectus, as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

USE OF PROCEEDS

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of common stock under this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

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EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 27, 2006, including the portions of our Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006 in connection with our 2006 Annual Meeting of Stockholders to be held on May 11, 2006, incorporated by reference therein.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 8, 2006.

•	Our current report on Form 8-K filed with the SEC on February 14, 2006.

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 22, 1999.

•	The description of our preferred share purchase rights associated with our Series A junior participating preferred stock contained in our registration statement on Form 8-A filed with the SEC on June 15, 2001, as amended on May 31, 2002, October 3, 2003 and January 12, 2004.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering contemplated hereby and by the relevant prospectus supplement shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

Redback Networks Inc.

300 Holger Way

San Jose, CA 95134

(408) 750-5000

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy and documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.redback.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of common stock offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Redback and the shares of common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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